UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

-------------------------------------------------------------------------------


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )

                              VIRGIN MEDIA INC.
                              -----------------
                              (Name of Issuer)


                                 Common Stock
                        ------------------------------
                        (Title of Class of Securities)


                                  92769L101
                              ------------------
                                (CUSIP Number)


                                June 27, 2007
                           -----------------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                              [ ]  Rule 13d-1(b)

                              [X]  Rule 13d-1(c)

                              [ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following pages
                                Page 1 of 9 Pages
                              Exhibit Index: Page 8

                                 SCHEDULE 13G


CUSIP No.: 92769L101                                         Page 2 of 9 Pages
...............................................................................
1.     Names of Reporting Persons.

       I.R.S. Identification Nos. of above persons (entities only).


       GLENVIEW CAPITAL MANAGEMENT, LLC

...............................................................................
2.     Check the Appropriate Box if a Member of a Group

       (a) |_|

       (b) |_|
...............................................................................
3.     SEC Use Only
...............................................................................
4.     Citizenship or Place of Organization

       Delaware
...............................................................................
               5.    Sole Voting Power          None
Number of      ...............................................................
Shares         6.    Shared Voting Power        18,047,969
Beneficially   ...............................................................
Owned by Each  7.    Sole Dispositive Power     None
Reporting      ...............................................................
Person With    8.    Shared Dispositive Power   18,047,969
...............................................................................
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       18,047,969
...............................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       |_|
...............................................................................
11.    Percent of Class Represented by Amount in Row (9)

       5.51% based on 327,516,460 shares outstanding as of May 7, 2007.
...............................................................................
12.    Type of Reporting Person:

       OO

CUSIP No.: 92769L101                                         Page 3 of 9 Pages

...............................................................................
1.     Names of Reporting Persons.

       I.R.S. Identification Nos. of above persons (entities only).


       LAWRENCE M. ROBBINS
...............................................................................
2.     Check the Appropriate Box if a Member of a Group

       (a) |_|

       (b) |_|
...............................................................................
3.     SEC Use Only
...............................................................................
4.     Citizenship or Place of Organization

       United States of America
...............................................................................
               5.    Sole Voting Power          None
Number of      ...............................................................
Shares         6.    Shared Voting Power        18,047,969
Beneficially   ...............................................................
Owned by Each  7.    Sole Dispositive Power     None
Reporting      ...............................................................
Person With    8.    Shared Dispositive Power   18,047,969
...............................................................................
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       18,047,969
...............................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       |_|
...............................................................................
11.    Percent of Class Represented by Amount in Row (9)

       5.51% based on 327,516,460 shares outstanding as of May 7, 2007.
...............................................................................
12.    Type of Reporting Person:

       IA

                                                             Page 4 of 9 Pages

Item 1(a).        Name of Issuer:

                  Virgin Media Inc. (the "Issuer").

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  909 Third Avenue, Suite 2863, New York, NY 10022.

Item 2(a).        Name of Person Filing

                  This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i) Glenview Capital Management, LLC ("Glenview Capital Management"); and

                  ii) Lawrence M. Robbins ("Mr. Robbins").

                  This Statement relates to Shares (as defined herein) held for the accounts of Glenview Capital Partners, L.P., a Delaware limited partnership ("Glenview Capital Partners"), Glenview Institutional Partners, L.P., a Delaware limited partnership ("Glenview Institutional Partners"), Glenview Capital Master Fund, Ltd., a Cayman Islands exempted company ("Glenview Capital Master Fund"), Glenview Offshore Opportunity Master Fund, Ltd., a Cayman Islands exempted company ("Glenview Offshore Opportunity Master Fund"), Glenview Capital Opportunity Fund, L.P., a Delaware limited partnership ("Glenview Capital
Opportunity Fund"), GCM Little Arbor Master Fund, Ltd., a Cayman Islands exempted company ("GCM Little Arbor Master Fund"); GCM Little Arbor Institutional Partners, L.P., a Delaware limited partnership ("GCM Little Arbor Institutional Partners"), GCM Little Arbor Partners, L.P., a Delaware limited partnership ("GCM Little Arbor Partners") and GCM Opportunity Fund, L.P., a Delaware limited partnership ("GCM Opportunity Fund").

                  Glenview Capital Management serves as investment manager to each of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, Glenview Offshore Opportunity Master Fund, Glenview Capital Opportunity Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners, GCM Little Arbor Partners and GCM Opportunity Fund. In such capacity, Glenview Capital Management may be deemed to have voting and dispositive power over the Shares held for the accounts of each of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, Glenview Offshore Opportunity Master Fund, Glenview Capital Opportunity Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners, GCM Little Arbor Partners and GCM Opportunity Fund. Mr. Robbins is the Chief Executive Officer of Glenview Capital Management.

                                                             Page 5 of 9 Pages


Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of Glenview Capital Management and Mr. Robbins is 767 Fifth Avenue, 44th Floor, New York, New York 10153.

Item 2(c).        Citizenship:

                  i) Glenview Capital Management is a Delaware limited liability company; and

                  ii)  Mr. Robbins is a citizen of the United States of America.

Item 2(d).        Title of Class of Securities:

                  Common Stock (the "Shares")

Item 2(e).        CUSIP Number:

                  92769L101

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of July 6,  2007,  each of  Glenview  Capital   Management
and Mr. Robbins may be deemed to be the beneficial owner of 18,047,969 Shares. This amount consists of: (A) 688,116 Shares held for the account of Glenview Capital Partners; (B) 9,173,254 Shares held for the account of Glenview Capital Master Fund; (C) 3,993,312 Shares held for the account of Glenview Institutional Partners; (D) 1,022,008 Shares held for the account of the GCM Little Arbor Master Fund; (E) 197,851 Shares held for the account of GCM Little Arbor Institutional Partners; (F) 1,721,303 Shares held for the account of Glenview Capital Opportunity Fund; (G) 1,149,030 Shares held for the account of Glenview Offshore Opportunity Master Fund , (H) 4,989 Shares held for the account of GCM Little Arbor Partners and (I) 98,106 Shares held for the account of GCM Opportunity Fund.


Item 4(b)         Percent of Class:

                  The number of Shares of which each of Glenview Capital Management and Mr. Robbins may be deemed to be the beneficial owner constitutes approximately 5.51% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently-filed quarterly report on Form 10-Q, there were 327,516,460 shares outstanding as of May 7, 2007).

                                                             Page 6 of 9 Pages


Item 4(c)         Number of Shares of which such person has:

Glenview Capital Management and Mr. Robbins:
--------------------------------------------

(i) Sole power to vote or direct the vote:                                     0

(ii) Shared power to vote or direct the vote:                         18,047,969

(iii) Sole power to dispose or direct the disposition of:                      0

(iv) Shared power to dispose or direct the disposition of:            18,047,969

Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  See disclosure in Item 2 hereof.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                              Page 7 of 9 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 9, 2007                              GLENVIEW CAPITAL MANAGEMENT, LLC


                                                By:
                                                    /s/ Lawrence M. Robbins
                                                    -----------------------
                                                Name: Lawrence M. Robbins
                                                Title: Chief Executive Officer


Date: July 9, 2007                              LAWRENCE M. ROBBINS


                                                /s/ Lawrence M. Robbins
                                                -----------------------

                                                             Page 8 of 9 Pages


                                  EXHIBIT INDEX


Ex.                                                                  Page No.
---                                                                  --------

A     Joint Filing Agreement, dated July 9, 2007 by and between
      Glenview Capital Management, LLC and Lawrence M. Robbins....          9

                                                             Page 9 of 9 Pages



                                   EXHIBIT A

                            JOINT FILING AGREEMENT

                  The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Virgin Media Inc. dated as of July 9, 2007 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: July 9, 2007                              GLENVIEW CAPITAL MANAGEMENT, LLC


                                                By:
                                                    /s/ Lawrence M. Robbins
                                                    -----------------------
                                                Name: Lawrence M. Robbins
                                                Title: Chief Executive Officer


Date: July 9, 2007                              LAWRENCE M. ROBBINS


                                                /s/ Lawrence M. Robbins
                                                -----------------------